

09059851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2008___AND ENDING_12/31/2008_____
                                               .MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advisors Edge Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____· 21800 Burbank Blvd., Suite 120_____

(No. and Street)

_____Woodland Hills_____   CA   91367

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven I. Thorton_____ 818-386-6900
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan

(Name – _if individual, state last, first. middle name_)

8677 Villa La Jolla Drive #1110	La Jolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

Ⓢ Public Accountant

Ⓢ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Steven L. Thornton__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Advisors Edge Securities, LLC._____ , as of __December 31, 2008_____. are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRED K. YAGHOUBIAN
Commission # 1773089
Notary Public - California
Los Angeles County
My Comm. Expires Nov 11, 2011

_____
Notary Public

_____
Signature

President
Title

State of California, County of Los Angeles
Subscribed and sworn to or affirmed before me this _20_ day of _FEB_ 20_09_ by
STEVEN L. THORNTON
Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
_____
Fred Yaghoubian Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advisors Edge Securities, LLC

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

To the Member of
Advisors Edge Securities, LLC

I have audited the accompanying statement of financial condition of Advisors Edge
Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2008, and
the related statements of income (loss) for the year then ended December 31, 2008,
changes in members' equity and cash flows for the year then ended December 31, 2008
and the schedules of computation of net capital, computation of net capital requirement,
and computation of aggregate indebtedness as of December 31, 2008. These financial
statements are the responsibility of the company's management. My responsibility is to
express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used
and significant statement presentation. I believe that my audit provides a reasonable
basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Advisors Edge Securities, LLC as of December 31,
2008, and the results of its operations and cash flows for the year then ended December
31, 2008 in conformity with U.S. generally accepted accounting principles. Further, in
my opinion, the data shown in the schedules of computation of net capital, computation
of net capital requirement and computation of aggregate indebtedness as of December 31,
2008, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons, CPA

San Diego, California USA
    February 6, 2009

Advisors Edge Securities, LLC

Statement of Financial Condition
December 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 13,567	$ -	$ 13,567
Prepaid expenses	-	238	238
Total Assets	$ 13,567	$ 238	$ 13,805

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 2,000
Total Liabilities	2,000
Member's Equity	
Member's Capital	11,805
Total Member's Equity	11,805
Total Liabilities and Member's Equity	$ 13,805

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Income (Loss)
For the Year January 1, 2008 through December 31, 2008

Revenues:

Commissions	$	-0-
Other revenue		-0-
Total Revenues		-0-

Costs and Expenses:

Regulatory fees and licenses	790
Professional services	16,517
Insurance	364
Travel and entertainment	1,000
State taxes	897
Total Costs and Expenses	19,568
Net Income (Loss) Before Taxes	(19,568)
Taxes	-0-
Net Income (Loss) for the period	$ (19,568)

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Capital
Balance, December 31, 2007	$ 22,226
Capital contributions	9,147
Net Income (Loss) for the period	(19,568)
Balances, December 31, 2008	$ 11,805

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Statement of Cash Flows
For the Period January 1, 2008 through December 31, 2008

Cash Flow from Operating Activities-

Net Income (Loss) for the period	$(19,568)
Add (Deduct) –	
Decrease in prepaids	145
Decrease in accounts payable	(9,147)
Net Cash provided (used) by Operating Activities	(28,570)
Cash Flow from Financing Activities-	
Capital contributions	9,147
Net Cash provided (used) by Financing Activities	9,147
Change in cash	(19,423)
Cash Balance, December 31, 2007	$ 32,990
Cash Balance, December 31, 2008	$ 13,567

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC

Schedule I
Computation of Net Capital
December 31, 2008

Net Capital – Member's Equity	$ 11,805
Additions (Deductions) from Equity Non-allowable assets	(238)
Net Capital	$ 11,567

Schedule II
Computation of Net Capital Requirement
December 31, 2008

Minimum Net Capital Based on 12.50% Aggregate Indebtedness	$ 250
Minimum Dollar Requirement	5,000
Excess Net Capital	6,567
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	11,367

Schedule III
Computation of Aggregate Indebtedness
December 31, 2008

Total aggregated indebtedness from liabilities From financial condition	$ 2,000
Ratio of aggregated indebtedness to net capital	17.3%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2008.

The accompanying notes are an integral part of these financial statements.

Advisors Edge Securities, LLC
Notes to Financial Statements
December 31, 2008

Note 1: Significant Accounting Policies –

As a registered accommodation broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

The Company has executed agreements with Pershing, LLC for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with U.S. generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered accommodation broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $11,567, which is $6,567 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the period ended December 31, 2008.

Initial unaudited net capital	$11,567
Audited net capital	$11,567

Note 3: Related Party –

The Company is a single member limited liability company owned by Advisors Edge Holdings, Inc. a California corporation.

Advisors Edge Securities, LLC

Notes to Financial Statements
December 31, 2008
(Continued)

Note 4: Exemption From Computing Reserve Requirements and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2008 as per the Security and Exchange Commission Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A. COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560

To the Member of
Advisors Edge Securities, LLC

I have examined the financial statements of Advisors Edge Securities, LLC (a Delaware Limited Liability Company) as of December 31, 2008 and have issued an auditor's report thereon dated February 6, 2009.

As part of that examination, I planned, performed and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This planning, performing, and evaluating included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, (v) making quarterly security examinations, counts, verifications and comparisons, and (vi) recordation of differences required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such planning, performance, and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility the objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and fraud concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may occur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2008 through December 31, 2008, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2008 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Member, management, the SEC, the FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons, CPA

San Diego, California USA
 February 6, 2009